Valgro Funds, Inc.
Advisory Contract

By this contract, Valgro Investments, Inc. ("Adviser"), a California corporation, agrees to be the investment adviser to the Valgro Fund of Valgro Funds, Inc. ("Advisee"), an Illinois corporation, in exchange for which Advisee agrees to pay Adviser the following fee. On each business day that the New York Stock Exchange is open for trading, a fee of 0.9% of 1/250 of that day's closing net assets (before adviser fees) is accrued. Accrued fees must be paid at least monthly.

The contract shall commence upon signing. The contract is for a term of one year, but advisee may terminate the contract at any time without penalty. The contract is automatically renewable, unless Adviser notifies Advisee at least 60 days before expiration, or unless Advisee notifies Adviser at any time.

Adviser shall be given discretionary authority over Advisee's brokerage account, but not custody over Advisee's assets. Subject to Adviser's attached code of ethics, Adviser shall be permitted to execute any trades that are legally permitted for Advisee, consistent with the Advisee's investment objectives as stated in Advisee's prospectus, and within Advisee's economic means. Advisee or its transfer agent shall inform Adviser when cash is needed for redemptions, distributions, and expenses, and when cash is available from purchases, and Adviser shall make any securities trades necessary to accomodate this.

Signed on October 17, 2000, in San Francisco, California:

Robert Rintel
President & Chairman, Valgro Funds, Inc.

Robert Rintel
President & Chairman, Valgro Investments, Inc.

Attachment: Code of Ethics of Valgro Investments

Valgro Investments has adopted the rules below to hinder "insiders" from putting their interests above clients' interests. For the sake of this discussion, "insider" means Valgro Investments itself and all related persons who have nonpublic knowledge of client transactions, advice, advising methods, or advice planning. As long as the rules are followed, insiders are explicitly permitted to buy or sell securities they know will be, are being, or have been traded in a client account. Insiders are required to pre-clear all trades and to submit copies of their monthly statements from all their brokerage and securities accounts, to ensure compliance with the rules.

For each of the 5 types of client trades (trades done on behalf of a client), there is a "blackout" period during which no insider can trade a security on the same side as the client (i.e., buy when the client buys or sell when the client sells). This blackout ends once the client order is submitted to the broker (even if the markets are closed at the time). If an insider violates a blackout, then (1) he must submit a non-limit order reversing his trade (selling the shares he bought or buying back the shares he sold) before the client order is submitted, and (2) the blackout is extended for him until the client trade is actually executed. The blackout exempts trades done by an insider either (1) before he became an insider, or (2) before the clients for whom a trade is being done became clients. For the blackout, long calls and short puts are treated as securities purchases, while short calls and long puts are treated as securities sales. The blackout only covers trades where the amount of the insider's covered security is determined by the insider; thus, it exempts dividend reinvestment plans, rights exercises, and trades of mutual funds holding that security. The blackouts for the 5 types of client trades are:

  When a security is purchased for a client not currently owning that security, the blackout is 60 calendar days.
  When all shares of a security are sold for a client, the blackout is 60 calendar days. This blackout exempts insiders' sales done through the same computer program or spreadsheet used in (3) below.
  On a regularly scheduled basis, a computer program or spreadsheet is used to rebalance client portfolios. This may involve buying more, or selling some but not all, of securities already owned. The blackout is 14 calendar days. This blackout exempts insiders' trades done through the same computer program or spreadsheet.
  On an unpredictable basis, a client may seek to deposit or withdraw cash. This may result in a computer program or spreadsheet being used to rebalance a client portfolio, as in (3) above. The blackout begins the moment the client notifies Valgro Investments of its cash instructions.
  There is no blackout for trades done to correct previous trades, or for offsetting purchases & sales done for tax purposes, or for any trade not explicitly contained in the first 4 types of client trades above.